SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
 (Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT INC.
 (Name of subject company (issuer))

JIVAGO ACQUISITION CORP.
 a wholly owned subsidiary of
CEGEDIM SA
(Names of filing persons (offerors))

Common Stock, $.01 par value per share
(Title of class of securities)

87157A105
(CUSIP number)

Pierre Maruchi

Director General

Cegedim SA

116 Rue d’Aguesseau

B.P. 406

Boulogne Billancourt, France

33 1 49 09 22 04

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Joseph P. Galda

Hodgson Russ LLP

One M&T Plaza

Buffalo, New York

716-848-1454

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:                                                    Filing Party:

                        Form or Registration No.:                                                   Date Filed:

x	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

x	third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final reporting the results of the tender offer:

Exhibit Index

Exhibit 99.1	Text of Press Release, issued by Cegedim SA on April 14, 2003